Exhibit 3.5

CERTIFICATE OF AMENDMENT

TO

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

TURNSTONE BIOLOGICS CORP.

Turnstone Biologics Corp. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “General Corporation Law”), does hereby certify that:

FIRST: The name of the Corporation is Turnstone Biologics Corp. The Certificate of incorporation of the Corporation was originally filed with the Secretary of State of the State of Delaware on December 13, 2018 under the name of the Corporation. An Amended and Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on January 4, 2019. A Second Amended and Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on June 29, 2021 (the “Restated Certificate”).

SECOND: That the Board of Directors of the Corporation duly adopted resolutions approving this Certificate of Amendment to the Restated Certificate, declaring said amendment to be advisable and in the best interests of the Corporation and its stockholders, and authorizing the appropriate officers of the Corporation to solicit the consent of the stockholders therefor.

THIRD: The following is hereby inserted into Article FOURTH of the Restated Certificate immediately after the first sentence therein:

“Effective at the time this Certificate of Amendment to the Restated Certificate is filed with and accepted by the Secretary of State of the State of Delaware, every 7.9872 shares of Common Stock shall, automatically and without any action on the part of the Corporation or the respective holders thereof, be converted into one share of Common Stock, without increasing or decreasing the par value of each share of Common Stock (the “Reverse Split”); provided, however, that the Corporation shall issue no fractional shares of Common Stock as a result of the Reverse Split, but shall instead pay to any stockholder who would be entitled to receive a fractional share as a result of the actions set forth herein a sum in cash equal to the fair market value of the shares constituting such fractional share as determined by the Board of Directors of the Corporation. The number of authorized shares of Common Stock of the Corporation shall remain as set forth in this Restated Certificate. The Reverse Split shall occur whether or not the certificates representing such shares of Common Stock are surrendered to the Corporation or its transfer agent. The Reverse Split shall be effected on a record holder-by-record holder basis, such that any fractional shares of Common Stock resulting from the Reverse Split and held by a single record holder shall be aggregated.”

FOURTH: This Certificate of Amendment to the Restated Certificate was approved by the holders of the requisite number of shares of the Corporation in accordance with Section 228 of the General Corporation Law. This Certificate of Amendment to the Restated Certificate has been duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law by the stockholders of the Corporation.

FIFTH: This Certificate of Amendment to the Restated Certificate was duly adopted in accordance with the provisions of Sections 141 and 242 of the General Corporation Law.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has caused this Certificate of Amendment to be signed by its duly authorized officer on the 14th day of July, 2023.

TURNSTONE BIOLOGICS CORP.

By:	/s/ Sammy Farah
Name: Sammy Farah, M.B.A, Ph.D.
Title: President and Chief Executive Officer